Exhibit 99.1

Canaan Releases Self-developed Edge AI Chip, the Kendryte K510

BEIJING, July 08, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced the release of the Kendryte K510 (the “K510”), an independently designed and developed RISC-V based edge AI chip, at the 2021 World Artificial Intelligence Conference.

The K510 has several key technical advantages. The original data flow computing technology of the K510 improves the chip’s computing power by approximately three times. In addition, by adopting a RISC-V open-source architecture, the K510 is highly customizable and capable of empowering developers in their execution of scenario-based development. The K510 can currently be used for UAV high-definition aerial photography, high-definition panoramic video conferences, robotics, STEAM education, driver assistance scenarios, and industrial and professional cameras.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “The Kendryte K510 chip is the result of two years of work by our R&D team to further innovative and optimize our core chip architecture. With upgraded machine vision and improved programming flexibility, the Kendryte K510 can better address the demands of mid- to high-end application scenarios. Looking ahead, we expect this chip to be a highly attractive choice for developers as it enables them to deliver more intelligent product experiences to their users.”

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The company’s vision is “super computing is what we do, social enrichment is why we do”. Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of AISC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

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